KYTHERA Biopharmaceuticals, Inc.

27200 West Agoura Road, Suite 200

Calabasas, CA 91301

October 4, 2012

VIA FACSIMILE AND EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director
Rose Zukin
Daniel Greenspan

Re:	KYTHERA Biopharmaceuticals, Inc.
Registration Statement on Form S-1 (Registration No. 333-181476)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-181476) (the “Registration Statement”) of KYTHERA Biopharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:30 p.m., Eastern Time, on October 9, 2012, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014.

The Company acknowledges the following:

•                should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

KYTHERA Biophamacueticals, Inc.

By:
/s/ Keith R. Leonard, Jr.
Keith R. Leonard, Jr.

President and Chief Executive Officer

cc:	John W. Smither, KYTHERA Biopharmaceuticals, Inc.
Keith L. Klein, KYTHERA Biopharmaceuticals, Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP